

July 24, 2012

Via Email
Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II, Hsinchu Science Park,
Hsinchu City, Taiwan, Republic of China

> Re: **United Microelectronics Corporation**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **File No. 001-15128**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 43

-Critical Accounting Policies, page 45

-Inventory, page 46

1.   We note your disclosures here related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as "net realizable value." As applicable, revise Note 35 in future filings to explain how

your evaluation of potential impairment to the value of inventory differs between U.S. GAAP and R.O.C. GAAP.

Item 18. Financial Statements, page 98

Note 35. U.S. GAAP Reconciliation, page F-82

2.   We note your disclosures on page F-31 and page F-88 related to your 34.90% ownership investment and change of accounting for your investment in Best Elite under U.S. GAAP. Please revise future filings to explain in greater detail the rights and features of the Series B and B-1 preferred shares of Best Elite. Discuss in greater detail why these shares do not represent in-substance common stock under U.S. GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief